March 15, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on February 10, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 15, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein. Additionally, samples of the front and back covers of the Company’s registration statement are included in the Amendment to allow the Staff to review the proposed artwork and graphics included therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Reynolds

Securities and Exchange Commission

March 15, 2012

Compensation Discussion and Analysis, page 76

Determining the Amount of Each Component of Compensation, page 77

Performance-based cash bonus, page 77

1.	We note your response to comment 8 in our letter dated February 3, 2012. Please revise to describe the level of additional bonus payout earned by each of your named executive officers and how the board of directors determined the amount to pay out. For example, we note from your response letter dated February 10, 2012 that Mr. Griffith received a bonus of 55% of his base salary which represents a 15% incremental addition to his bonus target whereas, from your summary compensation table, other NEOs appear to have earned less than an additional 15%. Your CD&A should explain how the Board determined that each NEO received the particular bonus payout that he was awarded.

The disclosure on pages 78 and 79 has been revised in response to the Staff’s comment.

* * * * *

John Reynolds

Securities and Exchange Commission

March 15, 2012

Please telephone the undersigned at (212) 735-3574 if you have any questions or require any additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:	Adam F. Turk, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP